# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARROWHEAD PHARMACEUTICALS, INC., CIK 0000879407
CUSIP: 04280A100
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Address of issuer's principal executive offices: 177 E COLORADO BLVD, Suite 700, Pasadena, California (CA), 91105
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0000873303
Persons authorized to receive notices and communications: Cristin Rothfuss, 215 First Street, Cambridge, Massachusetts (MA), 02142, (617) 274-4000

## Reporting persons
- Sarepta Therapeutics, Inc. (CIK 0000873303): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,926,301; sole dispositive power 0; shared dispositive power 11,926,301; aggregate amount beneficially owned 11,926,301 (9.5% of the class)
- Sarepta Therapeutics Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,926,301; sole dispositive power 0; shared dispositive power 11,926,301; aggregate amount beneficially owned 11,926,301 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Name of issuer: ARROWHEAD PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 177 E COLORADO BLVD, Suite 700, Pasadena, California (CA), 91105

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Sarepta Therapeutics, Inc., a Delaware corporation ("Sarepta"), and Sarepta Therapeutics Investments, Inc., a Delaware corporation and a wholly owned subsidiary of Sarepta ("Sarepta Investments"). Each of Sarepta and Sarepta Investments is a "Reporting Person".
Residence or business address: The principal business address of each Reporting Person is 215 First Street, Suite 415, Cambridge, MA 02142.
Present principal occupation or employment: Sarepta is a commercial-stage biopharmaceutical company. Sarepta Investments is a wholly-owned subsidiary of Sarepta. The principal business address of each Reporting Person is 215 First Street, Suite 415, Cambridge, MA 02142. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Sarepta and Sarepta Investments are set forth on Schedule A hereto.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons listed on Schedule A hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons listed on Schedule A hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a), above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 25, 2024, Sarepta Investments entered into the Stock Purchase Agreement (as defined below), pursuant to which Sarepta Investments agreed to purchase 11,926,301 shares of the Issuer's Common Stock (the "Stock Purchase") at a purchase price of $27.2507 per share (the "Per Share Purchase Price"), which purchase occurred on February 7, 2025. The total consideration for the Stock Purchase was $325 million, and such consideration was obtained from the available cash resources of Sarepta Investments. See Item 4(a), below.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 25, 2024, Sarepta and the Issuer entered into an Exclusive License and Collaboration Agreement (the "Collaboration Agreement") pursuant to which Issuer granted Sarepta an exclusive license under certain of its intellectual property rights to develop, manufacture, commercialize, and otherwise exploit the lead candidate (and all backup candidates) for four clinical programs (the "Clinical Programs") and three pre-clinical programs (the "Pre-Clinical Programs").

In connection with the Collaboration Agreement, Sarepta Investments and the Issuer entered into a Stock Purchase Agreement, dated November 25, 2024 (the "Stock Purchase Agreement"), and an Investor Rights Agreement, dated February 7, 2025 (the "Investor Rights Agreement" and, together with the Stock Purchase Agreement, the "Equity Agreements"), pursuant to which Sarepta Investments completed the Stock Purchase. The Stock Purchase Agreement includes lock-up restrictions, pursuant to which, without prior approval of the Issuer, prohibit Sarepta Investments from transferring the Issuer's common stock for a period of 180 days after the closing of the transaction, subject to certain exceptions. Further, Sarepta Investments and certain of its affiliates will be bound by certain "standstill" provisions, including agreements not to acquire more than 15% of the outstanding shares of the Issuer's common stock or effect or initiate any acquisition of the Issuer, for a period of up to five years, subject to certain exceptions. The Stock Purchase Agreement contains other customary terms and conditions, including mutual representations, warranties, and covenants. The Investor Rights Agreement includes registration rights and further provides that Doug Ingram be appointed as a member of the board of directors of the Issuer, or, if Mr. Ingram is no longer an employee of Sarepta, a right for Sarepta Investments to designate a board observer to the Issuer's board of directors.

The foregoing description of the Equity Agreements is not complete and is subject to and qualified in its entirety by reference to the full text of such agreements, which are attached as Exhibits 99.3 and 99.4 hereto and incorporated herein by reference.

Except as otherwise described herein, each Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider such position and/or change such purpose and/or formulate plans or proposals with respect thereto.

Each Reporting Person intends to review from time to time its investment in the Issuer and the Issuer's business affairs, financial position, performance and other investments considerations. Each Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and each Reporting Person's liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, each Reporting Person may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D, or disposing of the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 11,926,301 shares of Common Stock, representing approximately 9.5% of the Issuer's Common Stock outstanding. Calculations of the percentage of Common Stock beneficially owned are based on 126,098,111 share of common stock of the Issuer issued and outstanding as of February 3, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on February 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 11,926,301
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as disclosed in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which any Reporting Person is a party with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A

Exhibit 99.1 Joint Filing Agreement, dated as of February 14, 2025, by and between the Reporting Persons.

Exhibit 99.2 Exclusive License and Collaboration Agreement by and between the Company and Sarepta Therapeutics, Inc., dated November 25, 2024 (incorporated by reference to Exhibit 10.3 to Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2025.

Exhibit 99.3 Stock Purchase Agreement, dated November 25, 2024 between Arrowhead Pharmaceuticals, Inc. and Sarepta Therapeutics Investments, Inc.

Exhibit 99.4 Investor Rights Agreement, dated February 7, 2025 between Arrowhead Pharmaceuticals, Inc. and Sarepta Therapeutics Investments, Inc.

## Signatures
- Sarepta Therapeutics, Inc.: /s/ Ian Estepan, Ian Estepan, Executive Vice President, Chief Financial Officer (02/14/2025)
- Sarepta Therapeutics Investments, Inc.: /s/ Joe Bratica, Joe Bratica, President (02/14/2025)